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Exhibit 99.1

FOR IMMEDIATE RELEASE	March 21, 2005

CELESTICA INTENDS TO OFFER OPTION EXCHANGE PROGRAM

Proposed Program to be Offered to Eligible Employees Under
Company's Long-Term Incentive Plan

TORONTO, Ontario — Celestica Inc. (NYSE: CLS, TSX: CLS/SV), a world leader in electronics manufacturing services (EMS), today announced that it has filed with the SEC and Canadian securities regulators, and mailed to shareholders, the management information circular for its annual and special meeting of shareholders to be held on April 21, 2005.

The circular discloses that Celestica is seeking shareholder approval at the meeting for a proposed voluntary option exchange program that would permit eligible employees to surrender certain out-of-the-money options for US$1.00 in cash per option surrendered. Options with an exercise price of US$30 or greater, or Cdn.$40 or greater for Canadian dollar-denominated options, would be eligible for purposes of the program. Members of Celestica's board of directors, the chief executive officer, the chief financial officer, the president, option holders who retire on or prior to March 31, 2005 and employees who cease to be employed by Celestica prior to the date of the offer to purchase, would not be eligible to participate in the program. As at February 21, 2005, there were outstanding options to purchase 8,076,450 subordinate voting shares that satisfied these eligibility requirements. The US$1.00 purchase price that would be paid under the option exchange program represents approximately a one-third discount to the average estimated present value of the eligible options as at February 1, 2005. Further information regarding the proposed program is set out in the circular.

Celestica is proposing to undertake the option exchange program as part of a reorganization of its long-term incentive plans to provide more effective equity-based incentive arrangements to employees and to reduce market overhang associated with its out-of-the-money options.

In connection with the option exchange program, shareholders at the meeting will also be asked to approve amendments to Celestica's Long-Term Incentive Plan to limit the number of options and other rights that may be granted annually to 1.2% of the outstanding voting shares from time to time, to prohibit option grants to directors and to prohibit option repricings.

If the option exchange program is approved by shareholders at the meeting, Celestica expects to send a tender offer statement with details of the option exchange program, and provide instructions for the tender of eligible options, to eligible option holders in June 2005, and to complete the option exchange program in July 2005.

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Celestica has not commenced the option exchange program. Holders of the company's options are strongly advised to read the tender offer statement on Schedule TO and other documents to be filed with the Securities and Exchange Commission in connection with the option exchange program when they become available, as the documents will contain important information. When these documents are filed with the Securities and Exchange Commission, holders of Celestica options and others may obtain copies of these documents, without charge, at the Securities and Exchange Commission website located at www.sec.gov or by calling Celestica's Investor Relations department at 416-448-2211.

About Celestica

Celestica is a world leader in the delivery of innovative electronics manufacturing services (EMS). Celestica operates a highly sophisticated global manufacturing network with operations in Asia, Europe and the Americas, providing a broad range of integrated services and solutions to leading OEMs (original equipment manufacturers). Celestica's expertise in quality, technology and supply chain management, and leadership in the global deployment of Lean principles, enables the company to provide competitive advantage to its customers by improving time-to-market, scalability and manufacturing efficiency.

For further information on Celestica, visit its website at www.celestica.com.

The company's security filings can also be accessed at www.sedar.com and www.sec.gov.

Safe Harbour and Fair Disclosure Statement

This news release contains forward-looking statements related to our future growth, trends in our industry and our financial and operational results and performance that are based on current expectations, forecasts and assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to: the challenges of effectively managing our operations during uncertain economic conditions; the challenge of responding to lower-than-expected customer demand; the effects of price competition and other business and competitive factors generally affecting the EMS industry; our dependence on the computer and communications industries; our dependence on a limited number of customers and on industries affected by rapid technological change; component constraints; variability of operating results among periods; and the ability to manage expansion, consolidation and the integration of acquired businesses. These and other risks and uncertainties and factors are discussed in the Company's various public filings at www.sedar.com and http://www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission.

We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In the Company's best judgement, the events noted in this press release on a stand-alone basis are not expected to be material to Celestica's overall financial results.

Celestica Contact:
Laurie Flanagan
Celestica Global Communications
(416) 448-2200
media@celestica.com

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CELESTICA INTENDS TO OFFER OPTION EXCHANGE PROGRAM
Proposed Program to be Offered to Eligible Employees Under Company's Long-Term Incentive Plan